

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2025

Raza Bokhari
Executive Chairman and Chief Executive Officer
Medicus Pharma Ltd.
300 Conshohocken State Rd., Suite 200
W. Conshohocken, PA 19428

      Re: Medicus Pharma Ltd.
            Offering Statement on Form 1-A
            Filed February 14, 2025
            File No. 024-12573

Dear Raza Bokhari:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Alan Campbell at 202-551-4224 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Christopher Cummings, Esq.